

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2021

Heather Childress
Vice President, Deputy General Counsel
Nextracker Inc.
6200 Paseo Padre Parkway
Fremont, California 94555

> **Re: Nextracker Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 8, 2021**
> **CIK No. 0001852131**

Dear Ms. Childress:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement submitted on April 8, 2021

General

1. Please disclose the impact on the public offering price of your shares that results from the Tax Receivable Agreement. Since it appears that you use Adjusted EBITDA as an important metric for measuring your financial performance and because Adjusted EBITDA does not account for a reduction in a deferred tax asset, please describe the impact the arrangement has on the business's total enterprise value and, consequently, the price of the common stock you are offering in the IPO. If the arrangement shifts cash flows to the pre-IPO owner at the expense of public shareholders, then disclose this scenario prominently throughout the prospectus.

2.   Please explain whether you believe your cash provided by operations and other sources of liquidity will provide adequate liquidity for ongoing operations, planned capital expenditures and other investments, and potential debt service requirements for at least the next twelve months. Please expand your disclosure throughout the prospectus to provide estimates of annual payments under the Tax Receivable Agreement and how you intend to fund the required payments under the agreement and whether or not you are dependent upon this offering to meet your liquidity needs for the next twelve months including the payments under the Tax Receivable Agreement.

Prospectus summary
Overview, page 1

3.   We note you have shipped over 38 GW of solar tracker systems as of December 31, 2020 to over 600 projects across six continents for use in utility-scale and distributed generation solar applications worth more than $35 billion and we note, in a related footnote, you indicate the $35 billion value represents the estimated aggregate capital expenditure on the solar applications and is not necessarily indicative of the total project value. Please revise your filing to clarify what the $35 billion represents and specifically address the following: explain why the estimated aggregate capital expenditure on solar applications is not necessarily indicative of the total project value and quantify the amount (in terms of $ or %) of the estimated aggregate capital expenditure on solar applications that relates to the integrated solar tracker and software solutions you provided.

Summary historical and pro forma combined financial and other data, page 16

4.   Please clarify if and how you intend to present pro forma earnings per share disclosures here and on page 69.

Risks related to our Class A common stock and this offering, page 49

5.   Please add disclosure that addresses the risk that the dual-class structure may render your shares ineligible for inclusion in certain stock market indices, which could adversely affect share price and liquidity.

Management's discussion and analysis of financial condition and results of operations
Key business and operational metrics, page 81

6.   Please expand your disclosures related to the metric, gigawatts delivered, to fully comply with the requirements of SEC Release No. 33-10751.

Non-GAAP measures, page 83

7.   Please expand your disclosures to address the usefulness of the Non-GAAP financial measures you present and to disclose any additional purposes for which you use the measures or include a cross-reference to where such disclosures are provided.

Comparison of the fiscal years ended March 31, 2019 and 2020
Revenue, page 85

8.   Please expand your disclosures to quantify the impact that the high demand for ITC safe harbor investments had on the increase in revenue in fiscal year 2020 compared to fiscal year 2019 and to address your expectations regarding the potential impact of changes in ITC rates on future revenue trends.

Selling, general and administrative expenses, page 85

9.   Please expand your disclosures to quantify and discuss the significant components of selling, general and administrative expenses for each period presented and to address expected trends in future operating expenses as a result of the proposed transactions.

Audited Combined Financial Statements of NEXTracker, page F-1

10.   Please provide updated financial statements and related disclosures to comply with Rules 3-01, 3-02, 3-04 and 3-12 of Regulation S-X.

1. Organization of Nextracker, page F-7

11.   Please disclose the purchase prices paid by Flex to acquire NEXTracker and BrightBox here or in MD&A. In addition, we note your disclosure that in the quarter ended March 31, 2021 your Parent terminated the cash pooling arrangement and, subsequent to that, you issued your Parent a dividend. Based on your disclosure it is not clear to us when the dividend was issued or if it will be reflected in your updated historical balance sheet. If the dividend is not reflected in your updated historical balance sheet, please clarify if you intend to present a pro forma balance sheet, alongside your historical balance sheet, that reflects the dividend. Refer to SAB Topic 1:B:3.

2. Summary of accounting policies
Revenue recognition, page F-9

12.   Please revise your policy to address the following:

    •   You indicate that for contracts with multiple performance obligations, you use the best estimate of the stand-alone selling price of each distinct good or service to allocate the contract's fixed transaction price. More fully discuss how you estimate standalone selling prices and explain what products and services are typically sold

> together and include multiple performance obligations. Refer to ASC 606-10-32-31 through 32-35.

- You indicate that for contracts for part sales, as well as software license sales of TrueCapture and NX Navigator solutions, revenue is recognized at the point in time when the obligations under the contract with the customer are satisfied. Clarify when each performance obligation is satisfied. Refer to ASC 606-10-50-12a.
- Discuss any significant judgments you use to determine the transaction price for major contract types, including your assessment of variable consideration, if applicable. Refer to ASC 606-10-50-20.

Concentration of credit risk, page F-11

13. We note your disclosure that two customers individually accounted for greater than 10% of revenue in fiscal years 2020 and 2019 and that combined revenue for these customers were approximately $334.5 million and $197.1 million in fiscal years 2020 and 2019. Please revise your disclosures to separately disclose the amount or percent of revenue attributable to each significant customer during each period presented as required by ASC 280-10-50-42.

Accounts receivable, net, page F-12

14. We note your disclosure that "when deemed uncollectible, the receivable is charged against the allowance or directly written off". Please remove your reference to the direct write off method or explain how you determined this accounting method is appropriate.

4. Revenue, page F-18

15. We note your disclosures that projects with customers are predominantly accounted for as one performance obligation, you create and enhance an asset that the customer controls as you perform under the contract, and you recognize revenue for the performance obligation over time. We also note your disclosures that during fiscal year 2020 you provided certain customers with components through various individual contracts comprising a project, in which you identified the components as individual performance obligations and recognized revenue when control transferred for each component, at a point in time. In addition, we note you utilize a 'capex-light' manufacturing model, whereby most components, including all steel and structural parts are produced by outside qualified vendors through contract manufacturing arrangements. Please address the following:

- For arrangements in which you recognize revenue over time, more fully explain how you concluded you have one performance obligation.
- For arrangements in which you recognize revenue over time, more fully explain the process by which you create and enhance an asset particularly given your reliance on contract manufacturing arrangements. Specifically address when and how you obtain control of the asset and when and how your customer obtains control of the asset.
- For arrangements in which you recognize revenue at a point in time, more fully

explain if you have or expect to enter into additional contracts with these customers to use the components that have been delivered and for which you have recognized revenue to create an integrated solar tracking and software solution to be used in a solar project and, if applicable, explain how you considered this in determining the appropriateness of your revenue recognition policy, including the potential inconsistency in recognizing revenue for certain solar projects over time and certain solar projects at a point in time.

- For arrangements in which you recognize revenue at a point in time, disclose the point in time when control transfers.

7. Relationship with parent and related parties, page F-25

16.   In regard to the cash management and financing arrangements with your Parent, please provide all the disclosures set forth in the response to question 4 of SAB Topic 1:B:1.

    You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing